As Filed with the Securities and Exchange Commission on May 24, 2004.
                                                    Registration No.  333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933

         For Depositary Shares Evidenced by American Depositary Receipts

                                   ----------

                          HORIZON TECHNOLOGY GROUP PLC
   (Exact name of issuer of deposited securities as specified in its charter)

                                      N.A.
                   (Translation of issuer's name into English)

                                     Ireland
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)

                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   ----------

                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784
    (Address, including zip code, and telephone number, including area code, of agent for service)

      It is proposed that this filing become effective under Rule 466
                           |_| immediately upon filing
                             |_|on (Date) at (Time)

    If a separate statement has been filed to register the deposited shares,
                          check the following box. |_|

                                             CALCULATION OF REGISTRATION FEE
===================================================================================================================================
                                                                         Proposed maximum       Proposed maximum       Amount of
                 Title of each class of                 Amount            Aggregate price           aggregate         registration
              Securities to be registered          to be registered        per unit (1)         offering price (1)        fee
-----------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by American      10,000,000                $.05                  $500,000           $63.35
Depositary Receipts, each American Depositary          American
Share evidencing ten ordinary shares of Horizon       Depositary
Technology Group PLC.                                   Shares
===================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(a) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. Description of the Securities to be Registered

                              CROSS REFERENCE SHEET

                                                         Location in Form of
                                                         American Depositary Receipt
               Item Number and Caption                   Filed Herewith as Prospectus
               -----------------------                   ----------------------------
(1)   Name and address of Depositary                     Introductory Paragraph

(2)   Title of American Depositary Receipts and          Face of American Depositary Receipt, top center
      identity of deposited securities

      Terms of Deposit:

      (i)      The amount of deposited securities        Face of American Depositary Receipt - upper right
               represented by one unit of American       corner
               Depositary Shares

      (ii)     The procedure for voting, if any, the     Paragraphs (15) and (16)
               deposited securities

      (iii)    The collection and distribution of        Paragraphs (12), (14) and (15)
               dividends

      (iv)     The transmission of notices, reports      Paragraphs (11), (15) and (16)
               and proxy soliciting material

      (v)      The sale or exercise of rights            Paragraph (13)

      (vi)     The deposit or sale of securities         Paragraphs (12) and (17)
               resulting from dividends, splits or
               plans of reorganization

      (vii)    Amendment, extension or termination of    Paragraphs (20) and (21)
               the Deposit Agreement

      (viii)   Rights of holders of receipts to          Paragraph  (11)
               inspect the transfer  books of the
               Depositary  and the list of holders
               of receipts

      (ix)     Restrictions upon the right to deposit    Paragraphs (2), (3), (4), (5), (6) and (8)
               or withdraw the underlying securities

                                                         Location in Form of
                                                         American Depositary Receipt
               Item Number and Caption                   Filed Herewith as Prospectus
               -----------------------                   ----------------------------
      (x)      Limitation upon the liability of the      Paragraphs (13) and (18)
               Depositary

(3)   Fees and Charges                                   Paragraph (7)

Item 2Available Information

                                                         Location in Form of
                                                         American Depositary Receipt
               Item Number and Caption                   Filed Herewith as Prospectus
               -----------------------                   ----------------------------
2(a)  Statement that Horizon Technology Group PLC        Paragraph (11)
      furnishes the Commission with certain public
      reports and documents required by foreign law or
      otherwise under Rule 12g3-2(b) under the
      Securities Exchange Act of 1934 and that such
      reports and documents can be inspected by
      holders of American Depositary Receipts and
      copied at public reference facilities maintained
      by the Commission in Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of [Date], among Horizon Technology Group PLC (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and holders from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of [Date], among Horizon Technology Group PLC, The Bank of New York, as Depositary, and each Owner and holder of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on May 24, 2004.

                                                   By: THE BANK OF NEW YORK,
                                                         as Depositary

                                                   By: \s\ Andrew Zelter
                                                       ------------------------
                                                       Name: Andrew Zelter
                                                       Title: Managing Director

      Pursuant to the requirements of the Securities Act of 1933, Horizon Technology Group PLC has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Ireland on May 24, 2004.

                                                  Horizon Technology Group PLC

                                              By: \s\ Mr. Cathal O'Caoimh
                                                  --------------------------
                                                  Name: Mr. Cathal O'Caoimh
                                                  Title: Chief Financial Officer

         Each of the undersigned Horizon Technology Group PLC signatories, hereby constitutes and appoints Mr. Cathal O'Caoimh his true and lawful attorney-in-fact, with power of substitution, in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on May 24, 2004.

Name                      Title
----                      -----

\s\ Samir Naji            Executive Chairman, Chief Executive Officer & Director
-------------------       (Principal Executive Officer)
Samir Naji

\s\ Cathal O'Caoimh       Chief Financial Officer and Director
-------------------       (Principal Financial & Accounting Officer)
Cathal O'Caoimh

\s\ Gary Coburn           Chief Operating Officer and Director
-------------------
Gary Coburn

___________________       Director
Charles Garvey

___________________       Director
Paul Kenny

\s\ Andrew Zelter         Authorized Representative in the United States
-------------------
The Bank of New York
By: Andrew Zelter
    Managing Director

                                INDEX TO EXHIBITS

Exhibit
Number
-------

(1) Form of Deposit Agreement, dated as of [Date], among the Issuer, the Depositary and each Owner and holder from time to time of ADRs issued thereunder.

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.